
Prentice O'Guinn
Store Manager
Tasha Warrior
Sales & Service Rep
Cindi Sammartano
Customer Service Manager
Justin Camp
Sales & Service Rep
Jo Esteban
Marketing Analyst
ager

GETTING IT RIGHT

2003 Annual Review

ALLTEL

CORP

At ALLTEL, we pledge to get communications right, every day, for our customers. We promise to listen to our customers, do our jobs the way they would want us to do our jobs, and treat them as people, not numbers. We have long honored a similar unspoken promise to you, the shareholder. This pledge is worth articulating now.

OUR PLEDGE

We believe that a good company should stand for a set of values that are tangible and clear-cut. In our case, this means providing good communications services at a fair price in a sensible manner. We will continue to serve our customers better as well as protect our track record of solid financial results. We will strike the right balance between delivering great value to our customers and to our shareholders. We will continue to focus on long-term value creation by investing wisely in our business and competing aggressively in our markets. Finally, we will, as always, uphold our obligations as financial stewards for our shareholders by following the very highest financial, management and ethical standards.



LETTER TO STOCKHOLDERS

2003 was a year of resolute effort on the part of ALLTEL's employees. Thanks to the hard work of many, we raised our service levels, generated solid revenue growth, maintained industry-leading profit margins, and significantly improved our balance sheet. In short, we are pleased with both our financial and operational achievements.

FINANCIAL HIGHLIGHTS Revenues from our communications business in 2003 totaled nearly $8 billion, up 12 percent over 2002. Fully diluted earnings per share from current businesses were $3.05, a 4 percent increase over the previous year. Under Generally Accepted Accounting Principles (GAAP), we posted fully diluted earnings per share of $4.25, an increase of 44 percent over the prior year, the difference being driven primarily by the sale of the financial services division of our information services subsidiary. We used these cash proceeds, along with the cash generated from our communications business, to decrease long-term debt by nearly $800 million in 2003 and to increase our cash, short-term investments and marketable securities to more than $1 billion at the end of the year. For the 43rd consecutive year, the Board of Directors approved a dividend increase, raising the indicated annual rate by 6 percent to $1.48 per common share. Earlier this year, the Board also adopted a stock buyback plan authorizing the Company to repurchase up to $750 million of its common stock over the next two years.

OPERATING HIGHLIGHTS The sale of the financial services division also allowed us to focus our efforts on our communications business during a time when this was absolutely essential. We completed the integration of wireline and wireless properties acquired in 2002 and significantly expanded the reach of our digital wireless services, including high-speed wireless data offerings. We also added high-value wireless customers by focusing on our profitable national plans, which have higher average revenues per customer, greater customer satisfaction levels and improved customer retention. We continued to enjoy success in our established markets — proving that our strategy of focusing on quality service is a profitable way of doing business in an industry perceived by many as being all about price. Finally, thanks to strong sales of special calling features and broadband service, our wireline revenue grew despite a slight decline in the total number of traditional access lines.

GETTING IT RIGHT Facts alone do not adequately convey the tremendous effort made by ALLTEL employees during 2003. This was a year when we focused even more than usual on the details of our business, examining our internal processes from every angle in order to understand how they affect our customers. Although this self-examination was arduous, it helped us better understand how the customer perceives what we do to deliver services. It also helped us identify ways to connect more directly with our customers. A major change in this regard occurred early in 2004, when we established a new process development and delivery organization and restructured our three regions into a tightly focused, market-based channel structure. A workforce reduction of approximately 600 employees will occur as a part of this change, which is intended to allow our critical front-line employees to implement decisions benefiting our customers more effectively. A new "getting it right" marketing campaign launched in the spring of 2003 reflected this intense focus on our customers — and helped ALLTEL add more total new wireless accounts in 2003 than in any other year in our history. This campaign also served as an internal rallying point that brought ALLTEL employees together to examine how we can become better in applying technology, selling, serving our customers and performing our individual jobs. This annual review outlines some of the other ways we are working to get it right for our customers every day.

REGULATORY OUTLOOK The publicity surrounding number portability was the most recent indication of the many regulatory challenges we face. Large portions of the telecommunications industry continue, even today, to operate under government-managed competition. Other companies provide essentially the same services and are free to invest and compete without many of the regulatory burdens borne by our business. This bifurcation impedes capital investment, innovation and customer choice. We believe that it is time to change those laws and regulations and replace government-managed competition with real, market-based competition so that capital investment, innovation and customer choice will increase. We will continue to advocate this position before policy makers.

THIS WAS A YEAR IN WHICH WE FOCUSED EVEN MORE THAN USUAL ON THE DETAILS OF OUR BUSINESS, EXAMINING OUR INTERNAL PROCESSES FROM EVERY ANGLE IN ORDER TO UNDERSTAND HOW THEY AFFECT OUR CUSTOMERS.

LOOKING AHEAD An intense focus on the customer will remain central to our pledge to "get it right." By continuing to build a strong brand and customer loyalty in our markets, we expect to grow our customer base, revenues and profits. We will continue to research, invest in and deliver expanded features made possible by new technologies that are important to our customers. For example, in January of 2004, we launched an exciting new product called Touch2Talk, a walkie-talkie like service that allows family members and businesses to talk instantly to one another and switch to a conventional wireless call at the touch of a button. Innovations like this and picture messaging, which we launched in 2003, are examples of our commitment to bring tangible solutions to our diverse customer base. This letter is hinged by anticipation and reflection. Telecommunications is being redefined by technology, regulation and market consolidation in an unprecedented manner. The stewardship of your money defines our actions, and we understand the challenge of increasing the value of your investment in this environment. We strive to do this every week, every month, every quarter, every year. We will continue to study, plan and act as change creates opportunity.

A THANK YOU To our employees, I extend a heartfelt "thank you" for a job well done. If the true measure of individuals is best revealed under adverse conditions, your efforts during this challenging year have once again proven that we have a truly outstanding team here at ALLTEL.

Sincerely,

Scott T. Ford
President and Chief Executive Officer
January 26, 2004


USE TECHNOLOGY WISELY
INVEST IN OUR NETWORK
CONNECT WITH CUSTOMERS
CALL QUALITY COUNTS

"CUSTOMERS NEED TO KNOW THEY CAN BE REACHED THE FIRST TIME THEY ARE CALLED."

At ALLTEL, we know customer satisfaction begins with better digital coverage that, in turn, leads to network reliability and superior call quality. These attributes are crucial because people depend on us to keep track of their families, support their businesses and allow them to enjoy their leisure time. That's why our first priority is building and maintaining a network that will provide our customers with dependable service.

SALES

OFFER VALUE AND CHOICE We believe that, while it is easy to give customers what they want, it is more important to give them what they need. If we undersell customers, we risk losing them to the perception of better service elsewhere. If we oversell customers, we risk losing them on price. That's why we work hard to empower our front-line personnel with the time and tools they need to respond to customers in the smartest way possible.

EDUCATE OUR CUSTOMERS We encourage the use of a consultative selling approach without the time constraints normally associated with customer interactions. We are training our sales and customer service reps to educate customers step-by-step and, most importantly, to be better listeners.

KNOW OUR CUSTOMERS We are increasing the quality of customer information that our front-line reps can access. For example, by stressing a review of an account's history, we can incent our reps to change customers to the most appropriate plan. We believe that by empowering the people in front of our customers, we can earn their loyalty.

STAY ADAPTABLE Using a combination of quantitative data and observation, we determined what customers typically want at multiple points in their life cycle, then we identified ways we could actively extend our relationships with our customers. Managers from every level of our organization also visit our stores and service centers on a regular basis, building a centralized repository of ways we can improve the customer experience. These steps help us adapt our service and sales practices to keep pace with changing customer needs.

GETTING IT RIGHT FOR SHAREHOLDERS

...FOR THE SHORT TERM

We have learned that the wisest investment we can make on the retail side of our business is to train our sales reps thoroughly and give them the time they need to get to know each customer. Knowing our customers helps us more accurately assess their true needs so we can recommend the right services for them from the start. This means happier customers, as well as fewer calls to customer service later.

...OVER THE LONG TERM

Consumers today face an ever-growing number of product and pricing choices. If we can become the company that guides them through this confusing environment, we can earn their loyalty in an increasingly competitive market and attract new customers through positive word-of-mouth. Our business strategy is to "get it right or make it right" for our customers while maintaining our long-standing solid financial results.


EMPOWER THE
FRONT LINE
PAY ATTENTION
TO DETAILS
ANSWERS,
NOT TRANSFERS
TAKE TIME
TO LISTEN

"IF SOMETHING GOES WRONG, WE SHOULD FIX IT WITH ONE CALL FROM THE CUSTOMER."

When we make a mistake at ALLTEL, we move quickly to make it right. Our customer service reps are trained and empowered to make decisions without transferring customers' calls. We have learned that listening to customers is far more important than telling them what we think they want to hear.

TECHNOLOGY

USE TECHNOLOGY WISELY As a company, we do not want technology to be an end in itself. We want it to enable us to get better, broader and smarter – and to help us translate our knowledge of customers into a set of products and services that give our customers what they need in the manner best suited for them.

CONNECT WITH CUSTOMERS In 2003, we focused on connecting with the customer, and we will continue to work on all the processes that touch our customers every day.

INVEST IN OUR NETWORK We invested more than $750 million in our wireless system during 2003, adding coverage, capacity and high speed data services. We also invested $360 million in our wireline network and increased our wireline broadband footprint by 10 percent. We now offer this popular product to almost 65 percent of our wireline customer base. This investment is particularly significant because 90 percent of our wireline broadband customers also subscribe to ALLTEL's Internet service.

CALL QUALITY COUNTS We are developing a Voice Quality Index that measures call quality based on an analysis of actual call transmission data. This system will track multiple data components, allowing us to monitor and improve the reliability of our network. We will be one of the first in our industry to do this effectively. We expect that our ability to measure call quality more accurately will further direct our investment in our network, the core touch point of customer service.

GETTING IT RIGHT FOR SHAREHOLDERS

...FOR THE SHORT TERM

We do not invest in new products for the sake of being first in the market, preferring to let other companies risk the expensive mistakes that brand new technologies often involve. Instead, we base our new product development process on thorough quantitative analysis of consumer priorities governed by our historical focus on balancing popularity and profitability.

...OVER THE LONG TERM

We do not believe that you can cut corners when it comes to maintaining a strong infrastructure. That's why we use our financial strength to invest wisely in our network. A technologically advanced network helps us attract a bigger customer base, drive stronger profits and, in turn, generate an attractive return on capital.


OFFER
VALUE AND CHOICE
EDUCATE
OUR CUSTOMERS
KNOW
OUR CUSTOMERS
STAY
ADAPTABLE

"PRICE IS IMPORTANT — BUT GIVING CUSTOMERS WHAT THEY NEED IS EVEN MORE IMPORTANT."

When it comes to communications, customers have different needs. We help our residential and business customers choose what's right for them from a wide variety of bundled or stand-alone services, including landline, wireless and Internet access. We offer Local, National and Total Freedom wireless rate plans, family-to-family features, broadband services and much more.

SERVICE

EMPOWER THE FRONT LINE We are changing many processes and policies so our reps can be more responsive to our customers' needs. We merged training for our sales and service teams, underscoring our belief that putting the customer first is in the best interest of us all. We encourage our service reps to take a consultative approach to solving customer problems and have taught them how to sell additional products to existing customers, when appropriate.

PAY ATTENTION TO DETAILS We instruct our supervisors how to coach their employees. For example, they review service stats every two hours instead of daily, helping us head off problems before they multiply. As a result of this and many other measures, our customer service call volume is down, our efficiency metrics are up, and sales by our customer service reps have increased. We believe our reps should serve as the voice of our customers — nothing affecting customers should be approved, changed or implemented without the involvement of our front-line teams.

ANSWERS, NOT TRANSFERS By empowering our front-line reps to make decisions and training them how to answer virtually any inquiry accurately and clearly, we've cut our transfer rate substantially — something our customers can truly appreciate.

TAKE TIME TO LISTEN The directive to our sales and service reps is simple — take as long as you need to solve a customer problem the first time. This additional effort supports our conviction that we can be the best in the business if we simply view customer service through the customer's eyes.

GETTING IT RIGHT FOR SHAREHOLDERS

It is impossible to get everything right in telecommunications all the time, yet every mistake opens the door to losing a customer in a business where customer retention can make or break your bottom line. That's why we're focused on customer service to a degree unparalleled in our history. We are investing in training programs, employee incentives and initiatives designed to improve customer satisfaction, and we are doing this with ALLTEL people in ALLTEL markets. These investments have already started to pay off in fewer mistakes, happier customers and more experienced reps.

We are not the biggest telecommunications provider in America. Nor are we the leader in gadgets and gizmos. But we can be the very best when it comes to customer service. Not only is this our market opening, it's our best strategy for the future. Each day, tens of thousands of customers or potential customers come into contact with ALLTEL. If we make their experiences positive ones, these satisfied customers should become our most powerful — and lasting — competitive edge.

GETTING IT RIGHT FOR EMPLOYEES

We cannot be a company that "gets it right" for customers unless our employees believe that we are working hard to get it right for them. This means training employees, creating long-term career paths, fostering two-way communications and rewarding them for a job well done.

Though we did well in our 2003 employee satisfaction surveys, we continue to work hard to do even better. We are conducting more internal and external training, finding new ways to encourage two-way communications, enhancing our career development and mentoring programs and making sure employees share in profits. Our work is inspired by a sense that respect and outstanding performance are contagious — and a belief that there's nothing we can't do, as long as we all work together.

FINANCIAL HIGHLIGHTS

Results under GAAP


dollars in billions
8
6
4
2
01
02
03

Revenues


dollars in billions
1.5
1.2
0.9
0.6
0.3
01
02
03

Net Income


dollars
5
4
3
2
1
01
02
03

Basic Earnings per Share

For the years ended December 31,
(Millions, except per share amounts, customers in thousands)

	2003	2002	Increase (Decrease) Amount	%	2001
Under GAAP:					
Revenues and sales:					
Wireless	**$ 4,728.4**	$ 4,160.2	$568.2	14	$ 3,832.0
Wireline	**2,436.1**	2,179.7	256.4	12	1,964.9
Communications support services	**959.0**	925.7	33.3	4	969.2
Total business segments	8,123.5	7,265.6	857.9	12	6,766.1
Less: intercompany eliminations	**143.6**	153.2	(9.6)	(6)	150.3
Total revenues and sales	$ 7,979.9	$ 7,112.4	$867.5	12	$ 6,615.8
Segment income:					
Wireless	**$ 998.0**	$ 947.9	$ 50.1	5	$ 827.7
Wireline	**883.9**	793.0	90.9	11	732.7
Communications support services	**76.4**	84.2	(7.8)	(9)	105.1
Total segment income	1,958.3	1,825.1	133.2	7	1,665.5
Less: corporate expenses	**41.3**	35.5	5.8	16	40.5
integration expenses and other charges	**19.0**	69.9	(50.9)	(73)	76.3
Total operating income	$ 1,898.0	$ 1,719.7	$178.3	10	$ 1,548.7
Net income	**$ 1,330.1**	$ 924.3	$405.8	44	$ 1,067.0
Basic earnings per share	**$4.27**	$2.97	$1.30	44	$3.42
Diluted earnings per share	**$4.25**	$2.96	$1.29	44	$3.40
Weighted average common shares:					
Basic	**311.8**	311.0	0.8	—	311.4
Diluted	**312.8**	312.3	0.5	—	313.5
Annual dividend per common share	**$1.48**	$1.40	$.08	6	$1.36
Capital expenditures	**$ 1,194.4**	$ 1,213.2	$ (18.8)	(2)	$ 1,250.5
At year end:					
Total assets	**$16,661.1**	$16,244.6	$416.5	3	$12,500.7
Wireless customers	**8,023.4**	7,601.6	421.8	6	6,683.0
Wireline customers	**3,095.6**	3,167.3	(71.7)	(2)	2,612.3
Long-distance customers	**1,680.2**	1,542.2	138.0	9	1,265.7

FINANCIAL HIGHLIGHTS

Results from Current Businesses


dollars in billions
8
6
4
2
01
02
03
Revenues


dollars in billions
1.0
0.8
0.6
0.4
0.2
01
02
03
Net Income


dollars
4
3
2
1
01
02
03
Basic Earnings per Share

For the years ended December 31,
(Millions, except per share amounts)

	2003	2002	Increase (Decrease) Amount	%	2001
From Current Businesses:					
Revenues and sales:					
Wireless	**$4,728.4**	$4,160.2	$568.2	14	$3,832.0
Wireline	**2,436.1**	2,179.7	256.4	12	1,964.9
Communications support services	**959.0**	925.7	33.3	4	969.2
Total business segments	**8,123.5**	7,265.6	857.9	12	6,766.1
Less: intercompany eliminations	**143.6**	153.2	(9.6)	(6)	150.3
Total revenues and sales	**$7,979.9**	$7,112.4	$867.5	12	$6,615.8
Segment income:					
Wireless	**$ 998.0**	$ 951.0	$ 47.0	5	$ 827.7
Wireline	**883.9**	803.9	80.0	10	732.7
Communications support services	**76.4**	84.2	(7.8)	(9)	105.1
Total segment income	**1,958.3**	1,839.1	119.2	6	1,665.5
Less: corporate expenses	**41.3**	35.5	5.8	16	40.5
Total operating income	**$1,917.0**	$1,803.6	$113.4	6	$1,625.0
Net income	**$ 954.4**	$ 916.9	$ 37.5	4	$ 810.6
Basic earnings per share	**$3.06**	$2.95	$.11	4	$2.60
Diluted earnings per share	**$3.05**	$2.94	$.11	4	$2.59

Current businesses excludes the effects of discontinued operations, early termination of debt, integration expenses and other charges, gain on disposal of assets, write-down of investments and receivables, and net financing costs related to the prefunding of the Company's 2002 wireless and wireline acquisitions.

See the Financial Supplement to ALLTEL's Form 10-K for the year ended December 31, 2003 for a further discussion of these items.

FINANCIAL HIGHLIGHTS

Reconciliation of Results of Operations Under GAAP to Results From Current Businesses
For the years ended December 31,
(Millions, except per share amounts)

	2003	2002	2001
Operating income under GAAP	**$1,898.0**	$1,719.7	$1,548.7
Items excluded from measuring segment income:			
Write-down of receivables due to interexchange carrier's bankruptcy filing	**—**	14.0	—
Integration expenses and other charges	**19.0**	69.9	76.3
Operating income from current businesses	**1,917.0**	1,803.6	1,625.0
Corporate expenses	**41.3**	35.5	40.5
Segment income from current businesses	**$1,958.3**	**$1,839.1**	**$1,665.5**
Net income under GAAP	**$1,330.1**	$ 924.3	$1,067.0
Items excluded from measuring results from current businesses, net of tax:			
Write-down of receivables due to interexchange carrier's bankruptcy filing	**—**	8.7	—
Integration expenses and other charges	**11.5**	42.3	45.3
Net financing costs related to prefunding the Company's wireless and wireline acquisitions	**—**	16.4	—
Gain on disposal of assets	**(18.9)**	(10.6)	(214.4)
Write-down of investments	**3.9**	10.0	—
Termination fees on early retirement of long-term debt	**4.4**	—	1.7
Discontinued operations, net of tax	**(361.0)**	(74.2)	(69.5)
Cumulative effect of accounting change, net of tax	**(15.6)**	—	(19.5)
Net income from current businesses	**$ 954.4**	**$ 916.9**	**$ 810.6**
Basic earnings per share under GAAP	**$4.27**	$2.97	$3.42
Items excluded from measuring results from current businesses, net of tax:			
Write-down of receivables due to interexchange carrier's bankruptcy filing	**—**	.03	—
Integration expenses and other charges	**.04**	.14	.14
Net financing costs related to prefunding the Company's wireless and wireline acquisitions	**—**	.05	—
Gain on disposal of assets	**(.06)**	(.03)	(.69)
Write-down of investments	**.01**	.03	—
Termination fees on early retirement of long-term debt	**.01**	—	.01
Discontinued operations, net of tax	**(1.16)**	(.24)	(.22)
Cumulative effect of accounting change, net of tax	**(.05)**	—	(.06)
Basic earnings per share from current businesses	**$3.06**	**$2.95**	**$2.60**
Diluted earnings per share under GAAP	**$4.25**	$2.96	$3.40
Items excluded from measuring results from current businesses, net of tax:			
Write-down of receivables due to interexchange carrier's bankruptcy filing	**—**	.03	—
Integration expenses and other charges	**.04**	.14	.14
Net financing costs related to prefunding the Company's wireless and wireline acquisitions	**—**	.05	—
Gain on disposal of assets	**(.06)**	(.03)	(.68)
Write-down of investments	**.01**	.03	—
Termination fees on early retirement of long-term debt	**.01**	—	.01
Discontinued operations, net of tax	**(1.15)**	(.24)	(.22)
Cumulative effect of accounting change, net of tax	**(.05)**	—	(.06)
Diluted earnings per share from current businesses	**$3.05**	**$2.94**	**$2.59**

TOTAL COVERAGE



Flagstaff
Phoenix
Tucson
El Paso

ALLTEL is a customer-focused communications company with almost 13 million customers and $8 billion in annual revenues. We provide wireless, local telephone, long-distance, Internet and high-speed data services to residential and business customers in 26 states.


Jamestown
Kittanning
Lexington
Norfolk
Charleston
Savannah
Jacksonville
New Orleans
Tampa
Wireless
Wireline

DIRECTORS AND OFFICERS

DIRECTORS

John R. Belk[3,4]
President of Finance, Systems and Operations,
Belk, Inc., Charlotte, North Carolina

Joe T. Ford
Chairman of the Company

Scott T. Ford[1]
President and Chief Executive Officer of the Company

Dennis E. Foster[1]
Principal, Foster Thoroughbred Investments,
Lexington, Kentucky

Lawrence L. Gellerstedt III[2,4]
Chairman and Chief Executive Officer,
The Gellerstedt Group, LLC, Atlanta, Georgia

Charles H. Goodman[1,3,5]
Vice Chairman, Henry Crown and Company,
Chicago, Illinois

Emon A. Mahony, Jr.[1,5]
Chairman of the Board,
Arkansas Oklahoma Gas Corporation,
Fort Smith, Arkansas

John P. McConnell[2,4]
Chairman and Chief Executive Officer,
Worthington Industries, Inc., Columbus, Ohio

Josie C. Natori[2]
President and Chief Executive Officer,
The Natori Company, New York, New York

Gregory W. Penske[4]
President, Penske Automotive Group Inc.,
El Monte, California

Frank E. Reed[3,5]
Retired; Former President and Chief Executive Officer,
Philadelphia National Bank,
Philadelphia, Pennsylvania

Fred W. Smith[3]
Chairman of the Board of Trustees,
Donald W. Reynolds Foundation,
Las Vegas, Nevada

Warren A. Stephens[1]
President, Chief Executive Officer and Director,
Stephens Inc. and Stephens Group, Inc.,
Little Rock, Arkansas

Ronald Townsend[2,5]
Communications Consultant, Jacksonville, Florida

OFFICERS

Joe T. Ford
Chairman

Scott T. Ford
President and Chief Executive Officer

Kevin L. Beebe
Group President–Operations

Jeffrey H. Fox
Group President–Shared Services

Francis X. Frantz
Executive Vice President–External Affairs,
General Counsel and Secretary

Michael T. Flynn
Assistant to the Chief Executive Officer

Jeffery R. Gardner
Executive Vice President–Chief Financial Officer

C.J. Duvall
Senior Vice President–Human Resources

Keith A. Kostuch
Senior Vice President–Strategic Planning

Sharilyn Gasaway
Controller

Scott Settelmyer
Treasurer

1 Executive Committee | 2 Governance Committee | 3 Audit Committee | 4 Compensation Committee
5 Pension Trust Investment Committee

INVESTOR INFORMATION

CORPORATE HEADQUARTERS

ALLTEL Corporation
One Allied Drive
Little Rock, Arkansas 72202
www.alltel.com

ANNUAL MEETING

The Annual Meeting of ALLTEL Corporation stockholders will be held at 11 a.m. (CDT) on Thursday, April 22, 2004, at ALLTEL Arena, Washington Street box office entrance, North Little Rock, Arkansas.

INVESTOR RELATIONS

Information requests from investors, security analysts and other members of the investment community should be addressed to:

Investor Relations Department
ALLTEL Corporation
One Allied Drive
Little Rock, Arkansas 72202

877.446.3628
501.905.5444 fax
e-mail: alltel.investor.relations@alltel.com

TOLL-FREE INVESTOR INFORMATION LINE

Call 877.4.INFO.AT (877.446.3628) for an automatic connection to ALLTEL's investor relations and shareholder services departments, recent news releases, stock quotes and answers to frequently asked questions.

COMMON STOCK PRICE AND DIVIDEND INFORMATION

Ticker Symbol AT
Newspaper Listing ALLTEL

MARKET PRICE

Year	Qtr.	High	Low	Close	Dividend Declared
2003	4th	$49.98	$43.75	$46.58	$ .37
	3rd	50.31	44.51	46.34	.35
	2nd	49.68	43.62	48.22	.35
	1st	56.22	40.68	44.76	.35
2002	4th	$56.28	$39.19	$51.00	$ .35
	3rd	47.99	35.33	40.13	.34
	2nd	56.35	43.55	47.00	.34
	1st	63.25	52.15	55.55	.34

The common stock is listed and traded on the New York and Pacific stock exchanges. The above table reflects the range of high, low and closing prices as reported by Dow Jones & Company, Inc.

ANNUAL REPORT AND FORM 10-K REQUESTS

The 2003 Annual Report and the Form 10-K Annual Report filed with the Securities and Exchange Commission are available electronically from the Company's Web site at www.alltel.com/investors.

FOR THE LATEST NEWS ABOUT ALLTEL, VISIT OUR WEB SITE AT www.alltel.com

Stock quotes, charts graphing ALLTEL's stock trading activity, financial reports, corporate governance information, SEC filings, recent news releases and company presentations are available on our Web site at www.alltel.com/investors.

Registered stockholders may also access their stock accounts by clicking on Shareholder Services at www.alltel.com/investors.

ALLTEL Corporation
One Allied Drive
Little Rock, AR 72202

501.905.8000
www.alltel.com